Exhibit (a)(1)(K)




                CENDANT CORPORATION COMPLETES CASH TENDER OFFERS
                                FOR ORBITZ, INC.

         New York, New York, November 11, 2004--Cendant Corporation (NYSE: CD) announced today the successful completion of the cash tender offers by its indirect wholly owned subsidiary, Robertson Acquisition Corporation, at $27.50 per share, for all the outstanding shares of Class A and Class B common stock of Orbitz, Inc. (Nasdaq: ORBZ). The tender offers expired at 12:00 midnight, New York City time, on Wednesday, November 10, 2004.

         Cendant has been advised by Mellon Investor Services LLC, the depositary for the tender offers, that, as of the expiration of the tender offers, more than 90 percent of Orbitz's issued and oustanding Class A common stock and all of Orbitz's issued and outstanding Class B common stock had been tendered and not withdrawn. All validly tendered shares have been accepted for purchase in accordance with the terms of the tender offers.

         Cendant intends to complete the acquisition of Orbitz through a short-form merger on or about November 12, 2004, in which all outstanding shares of Orbitz common stock not purchased by Cendant in the tender offers will be converted into the right to receive $27.50 per share in cash, without interest.

About Cendant Travel Distribution Services
------------------------------------------

         Cendant's Travel Distribution Services Division is one of the world's largest and most geographically diverse collections of travel brands and distribution businesses. The division, employing nearly 5,000 people in more than 116 countries, includes: Galileo, a leading global distribution system
(GDS), serving more than 44,000 travel agencies and over 60,000 hotels; hotel distribution and services businesses (TRUST, THOR, WizCom and Neat Group); leading online travel agencies (CheapTickets.com, Lodging.com, HotelClub.com and RatesToGo.com); Shepherd Systems, an airline market intelligence company; Travelwire, an international travel technology and software company; Travel 2/Travel 4, a leading international provider of long-haul air travel and travel product consolidator; and Travelport, a provider of online global corporate travel management solutions.

About Cendant Corporation
-------------------------

         Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 90,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at http://www.cendant.com or by calling 877-4INFOCD (877-446-3623).

About Orbitz
------------

         Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching its Web site to the general public in June 2001, Orbitz has become the third largest online travel site based on gross travel bookings. On http://www.orbitz.com, consumers can search more than 455 airlines, as well as rates at tens of thousands of lodging properties worldwide and at 22 car rental companies.

Cendant Media Relations Contacts:
--------------------------------
Cendant Travel Distribution Services Division
Kate Sullivan
(973) 496-4540

Cendant Corporation
Elliot Bloom
(212) 413-1832

Jonathan Mairs
Ogilvy Public Relations Worldwide
(212) 880-5353

Cendant Investor Relations Contacts:
-----------------------------------
Sam Levenson
(212) 413-1832

Henry A. Diamond
(212) 413-1920

Orbitz Media Relations Contacts:
-------------------------------

Carol Jouzaitis
(312) 894-4774

Steve Frankel
Abernathy McGregor
(212) 371-5999

Orbitz Investor Relations Contact:
---------------------------------
Frank Petito
(312) 894-4830